Law Offices
ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
12th Floor
734 15th Street, N.W.
Washington, D.C. 20005
Telephone (202) 347-0300
September 12, 2005
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Registration Statement on Form S-4 TD Banknorth Inc. acquisition of Hudson United Bancorp
Ladies and Gentlemen:
     Attached for filing on behalf of TD Banknorth Inc. (“TD Banknorth”) is a Registration Statement on Form S-4 (the “Form S-4”), which is being filed pursuant to the requirements of Regulation S-T. The Form S-4 contains the joint proxy solicitation materials to be used by TD Banknorth and Hudson United Bancorp (“Hudson United”) in connection with upcoming special meetings of shareholders at which shareholders of TD Banknorth and Hudson United will consider and vote upon an Agreement and Plan of Merger, dated as of July 11, 2005, among TD Banknorth, Hudson United and, solely with respect to Article X of the Agreement, The Toronto-Dominion Bank (“TD”)(the “Agreement”), which provides, among other things, the terms and conditions under which Hudson United will merge with and into TD Banknorth (the “Merger”). The joint proxy solicitation materials consist of a Joint Proxy Statement, which also constitutes a Prospectus of TD Banknorth for the TD Banknorth common stock to be issued in the Merger (the “Joint Proxy Statement/Prospectus”), proxy cards to be used by each of TD Banknorth and Hudson United to solicit votes on the Agreement and solicitation materials to be provided to participants in each of TD Banknorth’s and Hudson United’s 401(k) plan.
     TD Banknorth has wired to the Securities and Exchange Commission (the “Commission”) $115,466 in payment of the applicable filing fee.
     The following is furnished by way of supplemental information:
•	TD Banknorth is a Delaware corporation and a bank and financial holding company headquartered in Portland, Maine that is a majority-owned subsidiary of TD. At June 30, 2005, TD Banknorth and its subsidiaries had total consolidated assets of approximately $31.8 billion. TD Banknorth meets the requirements of General Instruction I.A. of Form S-3 and meets the aggregate market value requirements of General Instruction I.B.1 of Form S-3. Accordingly, pursuant to General Instruction B.1 of Form S-4, TD Banknorth has elected to incorporate by reference certain information relating to TD Banknorth in the Prospectus/Joint Proxy Statement.

•	Hudson United is a New Jersey corporation and a bank holding company headquartered in Mahwah, New Jersey. At June 30, 2005, Hudson United had total consolidated assets of approximately $9.2 billion. Except for one late filing in connection with the filing of a Current Report on Form 8-K in January 2005, Hudson United meets the requirements of General Instruction I.A. for use of Form S-3 and meets the aggregate market value requirements of General Instruction I.B.1 of Form S-3. By letter dated July 27, 2005, from its counsel, Pitney Hardin LLP, Hudson United requested that the staff of the Commission waive the late filing for purposes of the use of Form S-3 information for Hudson United in the Form S-4. As of the date hereof, Hudson United has not received a response to its request and, pursuant to General Instruction C.1 of Form S-4, Hudson United has elected to incorporate by reference certain information relating to Hudson United in the Joint Proxy Statement/Prospectus. If the request is subsequently denied, we will revise the Form S-4 and Joint Proxy Statement/Prospectus accordingly.
     If there are any questions or comments regarding the enclosed materials, please contact the undersigned or Kenneth B. Tabach of this office, special counsel to TD Banknorth, at the above-listed number.
     On behalf of ourselves and our colleagues at Pitney Hardin LLP, special counsel to Hudson United, we thank the staff for its cooperation.

Very truly yours,

/s/ Gerard L. Hawkins

Gerard L. Hawkins